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                                                                       EXHIBIT H

[GEORGIA-PACIFIC NEWS LETTERHEAD AND LOGO]


133 Peachtree Street Northeast
Atlanta, Georgia 30303
(404) 652-4000

News from Georgia-Pacific

Release No. C-1522
Contact: Ken Haldin
(404) 652-6098
Contact: Martha A.Buckley
Unisource Worldwide
(610) 722-3511

May 25, 1999


               GEORGIA-PACIFIC AND UNISOURCE WORLDWIDE TO MERGE
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ATLANTA, Ga. and BERWYN, Pa. -- Georgia-Pacific Corp. and Unisource Worldwide,
Inc. today jointly announced that each of their boards of directors has approved a definitive merger agreement under which Georgia-Pacific will acquire all outstanding shares of Unisource for $12 per share in cash. After the merger, Unisource will conduct business under its existing name as a separate distribution subsidiary of Georgia-Pacific Group (NYSE:GP), the pulp, paper and building products business of Georgia-Pacific Corp.

The arrangement strategically unites Atlanta-based Georgia-Pacific, one of the world's leading forest products companies, with Berwyn, Pa.-based Unisource (NYSE:UWW), the largest independent marketer and distributor of printing and imaging paper and supply systems in North America. Combined revenues of the two companies exceeded $20 billion last year.

The value of the transaction is approximately $840 million plus assumption of approximately $400 million in net debt.

Under the agreement signed by both companies, Georgia-Pacific (through a wholly owned subsidiary) will begin a tender offer on May 28 to purchase all of the outstanding common stock of Unisource at $12 per share, net to the seller in cash (excluding any tax effect). Unisource's board of directors has agreed to recommend that its stockholders accept the offer and tender their shares. The tender offer is scheduled to close June 25 but may be extended by Georgia-Pacific under certain conditions.

Georgia-Pacific will have no obligation to purchase any Unisource shares in the tender offer unless, among other conditions, shares representing at least the majority of all outstanding Unisource shares are properly tendered to Georgia-Pacific. Once the tender offer is completed, the Georgia-Pacific subsidiary will be merged into Unisource. A meeting of Unisource stockholders to approve the merger will be held only if fewer than 90 percent of shares are tendered. The transaction is subject to usual regulatory approvals.

It is anticipated that the merger will be accretive to Georgia-Pacific Group earnings and cash flow in 1999 and 2000.

"The combination of Georgia-Pacific and Unisource is an outstanding strategic and operational fit that will merge the underlying values of both businesses into a fundamentally stronger whole," said A.D. "Pete" Correll, chairman and chief executive officer of Georgia-Pacific Corp. "We expect to achieve immediate operational synergies and to implement aggressive cost reductions so that this merger will deliver value to Georgia-Pacific Group shareholders."

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Correll added that a major due diligence process was conducted before the arrangement was finalized. "Based on our intensive review of the Unisource business, including its operations, management, employees and financial condition, we believe we can achieve our goal of adding value and realizing both short- and long-term synergies through this transaction," Correll said. "This merger is consistent with Georgia-Pacific's fundamental financial strategy of maintaining capital discipline and investing in businesses that will provide returns above the cost of capital. We are confident that this is a positive strategic combination for both organizations."

When notified of the Georgia-Pacific transaction, UGI Corp. informed Unisource that UGI would not make any further offer, and the previously announced merger agreement between Unisource and UGI has been terminated.

Ray B. Mundt, chairman and chief executive officer of Unisource Worldwide, said, "Our board of directors carefully considered both Georgia-Pacific's proposal and the pending merger with UGI and concluded that the transaction with Georgia-Pacific is superior for Unisource stockholders. Georgia-Pacific has been an outstanding supply partner to Unisource for many years, and we're delighted to join forces with their company for the benefit of all of our stakeholders."

Wasserstein Perella & Co. Inc. is acting as the dealer manager for the tender offer. D.F King & Co. Inc. will be the information agent.

NOTE: Georgia-Pacific will conduct a telephone conference call at 1 p.m. Eastern
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today (Tuesday, May 25) for financial analysts and media to review this morning's announcement of the Georgia-Pacific Corp.-Unisource Worldwide Inc. merger agreement. The conference call will feature A.D. "Pete" Correll, chairman and chief executive officer; John F. McGovern, executive vice president - finance and chief financial officer; and Lee M. Thomas, executive vice president
- paper and chemicals.

To participate in this call, dial (888) 467-8159 (domestic United States) or
(712) 271-0038 (international). Password to participate is "GAPAC." Replay of the conference call will be available beginning at 2:30 p.m. by dialing (800) 308-7861 (domestic) or (402) 220-3846. (No password is required.) This replay will remain available through Friday, May 28.

Georgia-Pacific (www.gp.com) is the leading manufacturer and distributor of
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building products in the United States and one of the world's leading manufacturers and distributors of pulp, paper and related chemicals for the forest products industry. It consists of two distinct operating groups: Georgia-Pacific Group, which includes the pulp, paper and building products business, and The Timber Company (NYSE: TGP), which manages 5 million acres of timberland in North America. The company employs 45,000 people at more than 400 locations in the United States and Canada. Revenues in 1998 were $13.2 billion.

Unisource Worldwide (http://www.unisourcelink.com) is the largest independent
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distributor of printing and imaging products, packaging systems and sanitary maintenance supplies in North America. Fiscal 1998 revenues were $7.4 billion.

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Certain statements contained in this release, including, without limitation, future earnings and cash flows of both Unisource and Georgia-Pacific, and the existence and achievement of cost savings and synergies of the merged businesses, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global and domestic economic conditions on the demand for pulp and paper and building products; the likelihood of at least a majority of Unisource shares being tendered in the tender offer; shareholder approval of the merger of a Georgia-Pacific subsidiary into Unisource if necessary; realization of cost savings, synergies and opportunities to integrate and rationalize the two businesses; the effect of changes in the productive capacity of manufacturers of competitive products, and other factors listed in Georgia-Pacific Corp.'s Securities and Exchange Commission filings, including but not limited to, its Annual Report on Form 10-K dated Dec. 31, 1998, on file and recorded March 18, 1999.
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